Exhibit 12.1

Digital Realty Trust, Inc.

Statement of Computation of Ratios

	Three Months Ended March 31,
	2006	2005
Income before minority interests	$6,918	$4,895
Interest	11,388	8,121
Interest within rental expense	60	20
Minority interests in consolidated joint ventures	15	3

Earnings available to cover fixed charges	$18,381	$13,039
Fixed charges:
Interest	$11,388	$8,121
Interest within rental expense	60	20
Capitalized interest	762	—

	12,210	8,141
Preferred stock dividends	3,445	1,271

Fixed charges and preferred stock dividends	$15,655	$9,412
Ratio of earnings to fixed charges	1.51	1.60
Ratio of earnings to fixed charges and preferred stock dividends	1.17	1.39